SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                     (Amendment No.     )*


                       ADAC Laboratories
                       (Name of Issuer)

                   No Par Value Common Stock

                 (Title of Class of Securities)

                        005 313 200
                      (CUSIP Number)


Check the following box if a fee is being paid with this statement
(check mark). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



               (Continued on the following page(s))
                       Page 1 of  4   Pages

                                                 Page 2 of 4
CUSIP NO.  005 313 200

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons:

      First Union Corporation                   56-0898180

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                     [ ]
      (b)                     [ ]

(3)   SEC Use Only

(4)   Citizenship or Place of Organization:

      First Union Corporation - North Carolina

Number of Shares              (5)Sole Voting Power                  756,800
Beneficially                  (6)Shared Voting Power                 53,333
Owned by Each                 (7)Sole Dispositive Power             810,133
Reporting Person With:        (8)Shared Dispositive Power

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      810,133

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
      [ ]

(11)  Percent of Class Represented by Amount in Row 9

      5.0%

(12)  Type of Reporting Person (See Instructions)

      First Union Corporation (HC)

                                                 Page 3 of 4
Item 1(a)                     Name of Issuer:

                              ADAC Laboratories

Item 1(b)                     Address of Issuer's Principal Executive Office:

                              540 Alder Drive
                              Milpitas, CA  95035

Item 2(a)                     Name of Person Filing:

                              First Union Corporation

Item 2(b)                     Address of Principal Office:

                              One First Union Center
                              Charlotte, North Carolina 28288

Item 2(c)                     Citizenship:

                              First Union Corporation - North Carolina

Item 2(d)                     Title of Class of Securities:

                              No Par Value Common Stock

Item 2(e)                     CUSIP Number:

                              005 313 200

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (g) [X] Parent Holding Company, in accordance with section 240.13d-1(b) (ii) (G)

Item 4     Ownership:

           (a)   Amount Beneficially Owned:                           810,133
           (b)   Percent of Class:                                        5.0%
           (c)   Number of shares as to which such person has:
                 (i)    Sole power to vote or to direct the vote      756,800
                (ii)    Shared power to vote or to direct the vote     53,333
                (iii)   Sole power to dispose or to direct the
                        disposition of                                810,133
                (iv) Shared power to dispose or to direct the disposition of


Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6   Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Evergreen Asset Management Group (IA)           13-2682544
         Lieber and Company (IA)                         13-2639722

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION


Date February 13, 1995


Signature

Dorothy F. Crowe Assistant Vice President & Compliance Officer


Exhibit

First  Union Corporation  is  filing  this  schedule  pursuant  to  Rule  13d-
1(b)(ii)(G)  as  indicated under  Item 3(g).    The relevant  subsidiaries are
Evergreen Asset Management Group (IA) and Lieber and Company (IA).